UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Manual for Participation in General Shareholders' Meetings

Extraordinary General Meeting CPFL Energia

December 10, 2009

Contents

1	Message from the Chairman of the Board of Directors	3

2	Message from the Chief Executive Officer	4

3	Guidelines for Participation in the General Meeting	5
	3.1 – Shareholders Present	5
	3.2 – Shareholders Represented by Proxies	5
	3.3 – Holders of ADRs	7

4	Call Notice	8

5	Information on the Matters to be Examined and Discussed in the Meeting	10

6	Standard Power of Attorney	16

	Attachments
	Attachment I – Protocols and Justification for Incorporation of Shares
	Attachment II – Valuation Reports

1 Message from the Chairman of the Board of Directors

Dear Shareholders,

We invite you all to participate in the next Extraordinary General Meeting of CPFL Energia S.A. (“Company” or “CPFL Energia”), to be held at 10:00 a.m. on December 10, 2009 at our head office, located at Rua Gomes de Carvalho, 1510, 14th floor, in the city of São Paulo, state of São Paulo (“the Meeting”).

The purpose of this Manual is to provide the necessary information to enable you to exercise your right to vote at this Meeting (“Manual”), which will consider the corporate restructuring proposed by the Management to include migration to CPFL Energia of the shareholders of the following subsidiaries: Companhia Jaguari de Energia, Companhia Sul Paulista de Energia, Companhia Leste Paulista de Energia, Companhia Força e Luz de Mococa, Companhia Jaguari de Geração de Energia, CPFL Serviços, Equipamentos, Indústria e Comércio S.A. and Companhia Luz e Força Santa Cruz (“Controlled Companies”).

The proposed migration process will take the form of seven share incorporation operations, pursuant to Article 252 of Law 6,404/76, one for each of the Controlled Companies, to transform them into wholly owned subsidiaries of CPFL Energia, by incorporating all the shares issued by the Controlled Companies into the capital of the Company.

The Chief Financial Officer will be present at the Meeting, as will the representatives of the External Auditors and the Fiscal Council, who will be able to provide further information about the matters submitted for the shareholders’ consideration.

In addition to the information contained in this Manual, Shareholders of CPFL Energia may clarify any doubts in relation to the matters in question by contacting the Investor Relations Department, by e-mail (ri@cpfl.com.br) or telephone (+55 19 3756 6083), which is at your disposal to attend promptly to all your needs.

We hope that this Manual will assist you in analyzing the proposals submitted for discussion and, counting on your presence, we take this opportunity of conveying our appreciation and respects.

Cordially yours,

Pedro Pullen Parente
Chairman of the Board of Directors

2 Message from the Chief Executive Officer

Dear Shareholders,

This Manual is the expression of our commitment to encourage and facilitate the participation of the Shareholders of CPFL Energia in decisions that involve matters of interest to the Company.

On October 28, 2009, the Management of CPFL Energia and of the Controlled Companies, in the manner and for the purposes of CVM Instructions nrs. 319/99 and 358/02, disclosed a material fact, by which they informed the market that that management bodies of the Companies had signed seven (7) instruments of Protocol and Justification for Incorporation of Shares Issued by the Controlled Companies into the Equity of the Company, and present the main features of the corporate transactions that will be submitted for decision by the respective Meeting.

We highlight several additional clarifications about the Meeting:

• The minimum quorum for convening the General Meeting on first call is the presence of 1/4 (one quarter) of the Shareholders and, on second call, the Meeting may be convened with any number of Shareholders present.

• We remind you that the Company’s capital comprises only common shares, which grant voting rights to all our Shareholders.

• Those Shareholders who are unable to be present at the Meeting may appoint a Proxy to represent them. The Proxy may be nominated, at no cost, provided powers of attorney have been granted beforehand in accordance with the guidelines contained in this Manual.

Finally, we thank you for your trust in the Company and reaffirm our commitment to pursuing to create differentiated and sustained value for the Shareholders of CPFL Energia, by acting in accordance with the principles of ethics, excellence and responsibility in conducting the businesses.

Wilson Ferreira Jr.
Chief Executive Officer

3 Guidelines for Participation in the Extraordinary General Meeting

Shareholders may appear at the Company’s head office on the date of the Meeting and cast their votes. If they are unable to be present, they may appoint a Proxy, observing the following rules for legalization and representation:

3.1 1.Shareholders Present:

Shareholders wishing to participate in the Meeting should present themselves a few minutes prior to the time mentioned in the Call Notice (10:00 a.m.), with the following documents:

• Identification document – RG (Brazilian identity card), RNE (Foreigner’s identity card), CNH (driving license) or a card issued by an officially recognized professional association;

• Proof of standing as a Company shareholder issued by the depositary financial institution with custody of the shares or custodial agent; and

• Proof of standing as the legal agent of a Company shareholder, in the case of a Corporate Entity.

3.2 Shareholder represented by Proxy:

Shareholders who may not be present at the Meeting may be represented by a Proxy appointed less than 1 (one) year previously, in accordance with Article 126, Paragraph 1 of Law nº. 6,404/76 (Brazilian Corporate Law).

The powers of attorney may only be granted to persons who fulfill at least one of the following requirements: (i) they should be a shareholder or officer of CPFL Energia, (ii) an attorney, or (iii) a financial institution, in which case, it is the responsibility of the investment fund manager to represent the investors.

Article 13 of the Company’s Bylaws states that the following representation documents must be delivered to the head office of CPFL Energia by 10 a.m. of the day before the Meeting (December 9, 2009), that is, 24 (twenty-four) hours in advance of the time set for the start of the Meeting.

Representation Documents:

•  Proxy instrument (power of attorney), with special powers of representation in the General Meeting of CPFL Energia;

•  Proof of ownership of shares issued by CPFL Energia, provided by the depositary financial institution and/or custodial agent; and

•  Bylaws or Articles of Association and minutes recording the election of the Officers, if the Principal (or Shareholder) is a Corporate Entity.

The objective of asking Shareholders who wish to be represented by legally appointed proxies to deliver powers of attorney in advance, in accordance with the Company’s Bylaws, is merely to facilitate preparation of the documentation for the General Meeting and does not represent any obstacle whatsoever to the participation of Shareholders legally qualified to vote.

To facilitate representation of its Shareholders in the General Meeting, CPFL Energia provides in this Manual a standard power of attorney, through which they may appoint a Company officer, whose details are shown below, to represent them, at no cost, and strictly in accordance with the mandate granted.

•  Gisélia Silva, Brazilian, single, attorney, bearer of Identity Card RG nr. 40142764-32, enrolled in the OAB/RS (Brazilian Order of Attorneys/Rio Grande do Sul) under n°. 53.834 and in the CPF/MF (Individual Taxpayers’ Register of the Ministry of Finance) under n°. 390.708.590 -68, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Gomes de Carvalho, 1,510, 14th floor.

Please note that powers of attorney issued abroad should be notarized by a duly authorized Notary Public and should also be consularized by a Brazilian Consulate and translated into Portuguese by a sworn translator.

The proxy documents should be sent to the head office of CPFL Energia, c/o the Corporate Secretary, at the following address: Rua Gomes de Carvalho, nr. 1510, 14º andar, cj. 1402, Vila Olímpia, CEP 04547-005, city of São Paulo/SP.

3.3 Holders of ADRs

The custodial financial institution for American Depositary Receipts (“ADRs”) in the United States of America is the Deutsche Bank Trust Company Americas (“DEUTSCHE”).

DEUTSCHE will send the proxies to the holders of ADRs, to enable them to exercise their voting rights, and will be represented at the Company’s Meeting by its agent in Brazil, Banco Bradesco S.A.

We remind you that our Investor Relations Department is at your disposal to provide any further information you may require in relation to the procedures, timeframes and information relating to the Meeting.

E-mail Address: ri@cpfl.com.br

Contact by Phone: + 55 19 3756 6083

4 Call Notice

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 02.429.144/0001 -93
Company Registry (NIRE): 35.300.186.133

Pursuant to Article 124 of Law 6,404/76, the shareholders of CPFL Energia S.A. (“Company”) are hereby invited to attend the Extraordinary General Meeting (“EGM”) to be held on Thursday December 10 2009 at 10:00 am, at the Company’s registered offices at Rua Gomes de Carvalho, 1510, 14th floor, suite 1402, in the city and state of São Paulo, to deliberate on the following Agenda:

I. Examine, discuss and approve the seven (7) “Protocol and Justification for Incorporation of Shares” (“Protocols”), instruments signed between the Company and the following Controlled Companies: (i) Companhia Leste Paulista de Energia, (ii) Companhia Jaguari de Energia, (iii) Companhia Sul Paulista de Energia, (iv) Companhia Luz e Força de Mococa, (v) Companhia Jaguari de Geração de Energia, (vi) CPFL Serviços, Equipamentos, Indústria e Comércio S.A. and (vii) Companhia Luz e Força Santa Cruz (jointly denominated the “Controlled Companies”);

II. Ratify the choice of the specialized companies Hirashima & Associados Consultoria em Transações Societárias Ltda., wich prepared the report for the economic value of the Company and for each of the Controlled Companies and Hirashima & Associados Ltda., wich prepared the report for the market value of shareholders’ equity of the Company and each of the Controlled Companies;

III. Examine and approve the appraisal reports mentioned under item “II” above with respect to the Company;

IV. Pursuant to Article 252 of Law 6,404/76, discuss and approve the incorporation of the total shares issued by the Controlled Companies into the equity of the Company, with the consequent conversion of the said Controlled Companies into wholly owned subsidiaries of the Company, pursuant to the respective Protocols;

V. Approval of the increase in the Company’s capital stock in the total value of R$ 52,250,435.73 (fifty-two million, two hundred and fifty thousand, four hundred and thirty-five reais and seventy-three centavos), with the total issue of 1,226,223 (one million, two hundred and twenty-six thousand, two hundred and twenty-three) new shares of the Company to replace the shares issued by the Controlled Companies which shall be incorporated into the equity of the Company pursuant to the foregoing items and respective Protocols; and

VI. Amend the Company’s Bylaws, in their Article 5 to reflect the change in the Company’s capital stock as a result of the eventual approval of the items “I” to “V” above, the said capital stock increasing from R$ 4,741,175,241.82 (four billion, seven hundred and forty-one million, one hundred and seventy-five thousand, two hundred and forty-one reais and eighty-two centavos) to R$ 4.793.425.677,55 (four billion, seven hundred and ninety-three million, four hundred and twenty-five thousand, six hundred and seventy-seven reais and fifty-five centavos).

General Instructions:

1. Pursuant to Article 13 of the Company’s Bylaws, the shareholder wishing to be represented by a proxy, constituted according to Article 126, Paragraph 1 of Law 6,404/76, shall deliver the respective power of attorney at the Company’s registered offices no later than 24 (twenty-four) hours prior to the time set for the start of the EGMs.

2. The documents pertinent to the matters to be discussed in the EGM are available to shareholders as from today’s date at the Company’s registered offices and in its website (www.cpfl.com.br/ri), as well as in the website of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) – CVM (www.cvm.gov. br) and the BM&FBOVESPA – Securities, Commodities and Futures Exchange (www.bovespa.com.br) of São Paulo.

3. The increase of the capital described under item “V” of this Call Notice shall not imply preemptive preference rights pursuant to Paragraph 1 Article 252 of Law nº 6,404/76.

4. Dissenting shareholders shall have the choice of exercising the right of withdrawal based on the book equity value of the shares, corresponding to R$ 10.461610145 per share. The right of withdrawal shall be limited to the shares that are owned by these shareholders up to the date the Material Fact is published by CPFL Energia with respect to the Incorporation of Shares, that is, which those shareholders enrolled in the Company’s registers at the close of business on October 28 2009. Withdrawal rights on shares acquired after this date may not be exercised.

São Paulo, October 29, 2009.

Pedro Pullen Parente
Chairman of the Board of Directors

Place and Date of Publication: The Call Notice for the Extraordinary General Meeting of CPFL Energia S.A. was published in the Official Gazette of the State of São Paulo (editions of October 29, 30 and 31, 2009) and in the newspaper Valor Econômico (editions of October 29 and 30 and November 3, 2009).

5 Information on the Matters to be Examined and Discussed in the Meeting

5.1 Proposal for Decision

The scope of this Meeting will be to decide on the incorporation into the Company’s equity of all the shares issued by the Controlled Companies.

Companhia Luz e Força Santa Cruz was purchased from Companhia Brasileira de Alumínio (“CBA”) in September 2006, and Companhia Jaguari de Energia, Companhia Sul Paulista de Energia, Companhia Leste Paulista de Energia, Companhia Força e Luz de Mococa, Companhia Jaguari de Geração de Energia, and CPFL Serviços, Equipamentos, Indústria e Comércio S.A. are energy distribution, generation and commercialization companies resulting from the acquisition of the assets of CMS Energy Brasil S.A. (“CMS Brasil”).

This operation is based on Article 252 and Paragraphs of Law nº 6,404/76. The main clause and Paragraph 1 of Article 252 of Law nº 6,404/76 establish that this Meeting shall, at the same time, authorize the increase in the capital of CPFL Energia, in order that a sufficient number of shares can be issued to substitute the shares issued by the Controlled Companies that are being incorporated into the equity of the Company. This increase in capital shall not create preemptive rights to the current shareholders of CPFL Energia.

Since this operation could dilute the current shareholders of CPFL Energia, dissenting shareholders may exercise their right to withdraw pursuant to Article 137, II of Law nº 6,404/76. This right to withdraw may be exercised through reimbursement of the value of the shares issued by CPFL Energia within thirty (30) days from publication of the Minutes of this Meeting, if it results in approval of the operation.

Reimbursement shall only become due if the operation is concluded and will be based on the book equity value of the share, corresponding to R$10.461610145 per share, in accordance with the material fact disclosed on October 28, 2009 and the Call Notice of the Meeting published on the same date.

Pursuant to Law nº 6,404/76, Article 137, Paragraph 1, this right to withdraw will be restricted to the shares owned by such shareholders up to the date of communication of the material fact. Accordingly, only dissenting shareholders who were registered on the Company’s books at the end of the day on October 28, 2009 may exercise the right to withdraw, which cannot be used in relation to shares acquired after that date.

In order to propose this operation to the shareholders, the Management of CPFL Energia had prepared two (2) Company’s reports, while the management of each one of the Controlled Companies also had prepared two (2) other reports, totalling sixteen (16) reports appraising the value of all of the companies involved in this operation.

This Meeting will deliberate on ratification of the hiring, by the Executive Board, of the following appraisers:

(i) Hirashima & Associados Consultoria em Transações Societárias Ltda. (“Hirashima Consultoria”, with its head office in the City of São Paulo, State of São Paulo, at Rua Flórida, nr. 1.758 – suite 11, 1st floor, enrolled in the National Corporate Taxpayers Register of the Federal Revenue Office – CNPJ/MF under nº. 05.534.178/0001 -36), who prepared the report for the economic value of the Company and the Controlled Companies; and

(ii) Hirashima & Associados Ltda. (“Hirashima”, with its head office in the City of São Paulo, State of São Paulo, at Rua Flórida, nr. 1.758 – suite 11, 1st floor, enrolled in the National Corporate Taxpayers Register of the Federal Revenue Office – CNPJ/MF sob nº. 05.215.691/0001 -64), who prepared the reports for the market value of shareholders’ equity of the Company and the Controlled Companies.

Consequently, this Meeting will also deliberate on approval of the valuations reports of CPFL Energia on which this operation is based, prepared by the above-mentioned specialized companies.

In relation to the reports on CPFL Energia, studies were made to evaluate the economic value using the discounted cash flow at present value method, based on the financial statements of CPFL Energia at the baseline date of June 30, 2009.

This first report was prepared by HIRASHIMA CONSULTORIA and the same study was repeated for each of the subsidiaries, for purposes of comparison, as a basis for establishing the exchange ratio in this operation.

As the operation involves the incorporation of shares of controlled companies into the equity of their parent company, the management of CPFL Energia, pursuant to Article 264 of Law nº 6,404/76, also had studies and evaluations made of the market value of shareholders’ equity of the Company and the respective Controlled Companies. These reports were prepared by HIRASHIMA and were also used to define the exchange ratio in the transaction.

The management bodies of the companies further agreed and decided to establish the ratios for equitable substitution of shares in the operation based on the economic evaluations of the companies in accordance with the findings of the reports, which are at the disposal of shareholders on the websites of the Company, the CVM and BM&FBOVESPA, using the exchange ratios shown in the following table:

Company	Economic Value	Share Exchange Ratio (x	Shares to be	Shares to be	Increase of
	as of 06/30/2009	Shares of the Controlled	Incorporated	Issued by the	Company`s Capital
	for Each Share	Companies Equivalent to	from Controlled	Company	Stock in R$
		1 Share of CPFL Energia)	Companies
CPFL Energia	42.610875619	-	-	-	-
CPFL Leste Paulista	0.117123652	363.811021363	36,911,364	101,458	4,323,214.22
CPFL Sul Paulista	0.157265119	270.949310545	77,271,309	285,187	12,152,067.78
CPFL Mococa	0.633232174	67.291078028	20,299,917	301,673	12,854,550.68
CPFL Serviços	0.009492871	4,488.723577562	215,037,398	47,906	2,041,316.60
CPFL Jaguari	0.271580915	156.899374200	27,250,505	173,681	7,400,699.49
Jaguari Geração	2.635610628	16.167363711	5,107,901	315,939	13,462,437.43
CPFL Santa Cruz	0.567200340	75.124911984	28,463	379	16,149.53

			Total:	1,226,223	52,250,435.73

The present value by discounted cash flow methodology is the most generally accepted method for establishing exchange ratios, since the exchange is neutral, in economic terms, for all the parties involved, this being the reason for recommending migration at the ratio based on economic value. The exchange ratios will be calculated on approval of the reports by the Meetings of the companies involved in this operation as well as the process of preparation of the respective protocols for incorporation of shares, and, therefore, they will not be decided in this Meeting.

On October 28, 2009, CPFL Energia and the Controlled Companies also signed the respective protocols of the share incorporation operations, as part of the documentation required to complete this transaction. The protocols include the justification of the operations, pursuant to Articles 224 and 225, together with the main clause of Article 252, of Law nº 6,404/76.

The purpose of these operations is: (i) to align the interests of the shareholders of CPFL Energia and the Controlled Companies; (ii) to increase the shareholder base of CPFL Energia, through migration of all the current shareholders of the Controlled Companies (except the Company) to the share base of CPFL Energia; and (iii) to reduce risks and costs related to any future corporate restructuring or business between the related parties.

It is estimated that a maximum of 1,226,223 (one million, two hundred and twenty-six thousand, two hundred and twenty-three) new common shares will be issued, with an increase in the capital stock of CPFL Energia up to R$ 52,250,435.73 (fifty-two million, two hundred and fifty thousand, four hundred and thirty-five reais and seventy-three centavos).

Please note that the exact number of new shares and the exact value of the capital increase will only be known after approval of incorporation of the shares by the Meetings of the Company and the Controlled Companies, but will not exceed the amounts recorded herein.

It is important to note that the main purpose of this operation is to convert the Controlled Companies into wholly-owned subsidiaries, which offers the following advantages:

(i) simplification of the equity structure of the companies controlled by the Company;

(ii) alignment of the interests of the shareholders of the companies controlled by the Company;

(iii) reduction of administrative costs and a substantial increase in synergies, arising from the complementary relations between the operations of the Company and the Controlled Companies;

(iv) significant operational advantages, largely associated to the gains in productivity;

(v) greater efficiency of the corporate structure and flexibility in putting strategic, administrative and commercial decisions into effect; and

(vii) significant prospects of increasing the liquidity of the Company’s shares.

With this operation, CPFL Energia concluded consolidation of the assets acquired in successful operations which have been shown to add considerable value for its shareholders, as can be seen from the figures approved in the Annual General Meetings held in April 2008 (referring to 2007) and April 2009 (referring to 2008).

We also remind you that, if the operation is approved, Article 5 of CPFL Energia’s Bylaws will be amended, as a result of the capital increase, to adjust it to the new conditions arising from the approval.

The Company reaffirms its total commitment to the best practices of corporate governance, providing the minority shareholders of the Controlled Companies with equitable access to the same treatment currently enjoyed by the Company’s shareholders.

We highlight the following rights that will be incorporated into the range of rights of these shareholders, if the operation is approved:

(i) “Tag along” –the eventual sale of control shall trigger a public offering for the acquisition of shares of the minority shareholders by the acquiring entity with treatment equal to that extended to the group selling the controlling stake;

(ii) Offer of repurchase at the economic value in the event of a delisting from the Novo Mercado – in the event of a delisting of the Company from BM&FBOVESPA’s Novo Mercado, a public offering for the acquisition of shares shall be held, calculated on the economic value of the shares issued by the Company;

(iii) Offer of repurchase at the economic value in the event of cancellation of registration as a Publicly-Held Company – the eventual cancellation of the registration of the Company shall be preceded by a public offering for the acquisition of shares and shall have as its minimum price the value of the Company and its shares that shall be so determined in the valuation report of the economic value;

(iv) Disclosure of Transactions with Related Parties – the Company discloses complete information of all and any contract signed between it and its controlled and affiliated company(ies), their managements, their controlling shareholder, and also, between the Company and the controlled or affiliated companies of the members of management and the controlling shareholder, as well as with other companies which with any of these persons that form the same group, either on a de facto or de jure basis, whether in a single contract or in successive contracts, with or without the same purpose, in any period of the year, whenever a value equal to or higher than 1% (one percent) of the Company’s shareholders’ equity is reached;

(v) CPFL Energia’s financial statements prepared in accordance with generally accepted Brazilian accounting principles (BR GAAP) and reconciled to generally accepted American accounting principles (US GAAP) – they are disclosed in full in the English language, accompanied by the management report and the explanatory notes;

(vi) Meetings with the Market – there is a commitment to hold a public Meeting with investment analysts at least once a year;

(vii) BM&FBOVESPA Market Arbitration Panel – the Company, the controlling shareholders, the management and members of the Fiscal Council undertake to resolve all and any disputes and disagreements by arbitration;

(viii) Greater liquidity – with the incorporation of the shares issued by the Controlled Companies into the equity of the Company, the minority shareholders of the Controlled Companies will become owners of shares with a greater level of liquidity in the market.

Standard Power of Attorney

Power of Attorney

By means of this power of attorney,

[SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity document RG nr. [•], enrolled in the Individual Taxpayers Register CPF/MF under nr. [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE] ("Principal"),

or

[SHAREHOLDER], enrolled in the Corporate Taxpayers Register - CNPJ/MF under nr. [•], with headquarters in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE], herein represented by its legal representative ("Principal"),

Appoints and retains as their Attorney-in-fact Mr. [NAME], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity document - RG nr. [•], enrolled in the Individual Taxpayers Register CPF/MF under nr. [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE)] ("Attorney-in-fact"),

To represent them, as a shareholder of CPFL ENERGIA S.A. ("Company"), in the Extraordinary General Meeting to be held at the first call on December 10, 2009, at 10 a.m., and, if necessary, at the second call at a date to be advised in due course, at the Company's head office, located at Rua Gomes de Carvalho, nr. 1,510, 14th floor, suite 1402, in the city of São Paulo, State of São Paulo, being authorized to examine, discuss, present justification and vote in the name of the Principal, in accordance with the instructions established below, on the matters on the Agenda.

For the purposes of granting this power of attorney, the Attorney-in-fact has limited powers to appear at the Meeting and proffer the vote in accordance with the above voting instructions, not being entitled or obliged to take any measures other than those required to comply with this power of attorney. The Attorney-in-fact is authorized to abstain from any decision or matters on which he has not received, at his discretion, sufficiently specific voting instructions.

Agenda:

(I) Examine, discuss and approve the seven (7) "Protocol and Justification for Incorporation of Shares" ("Protocols"), instruments signed between the Company and the following Controlled Companies: (i) Companhia Leste Paulista de Energia, (ii) Companhia Jaguari de Energia, (iii) Companhia Sul Paulista de Energia, (iv) Companhia Luz e Força de Mococa, (v) Companhia Jaguari de Geração de Energia, (vi) CPFL Serviços, Equipamentos, Indústria e Comércio S.A. and (vii) Companhia Luz e Força Santa Cruz (jointly denominated the "Controlled Companies")

For ( )	Against ( )	Abstain ( )

Justification of vote:

(II) Ratify the choice of the specialized companies Hirashima & Associados Consultoria em Transações Societárias Ltda., wich prepared the report for the economic value of the Company and for each of the Controlled Companies and Hirashima & Associados Ltda., who prepared the reports for the market value of shareholders' equity of the Company and each of the Controlled Companies

For ( )	Against ( )	Abstain ( )

Justification of vote:

(III) Examine and approve the appraisal reports mentioned under item "II" above with respect to the Company

For ( )	Against ( )	Abstain ( )

Justification of vote:

(IV) Pursuant to Article 252 of Law 6,404/76, discuss and approve the incorporation of the total shares issued by the Controlled Companies into the equity of the Company, , with the consequent conversion of the said Controlled Companies into wholly owned subsidiaries of the Company, pursuant to the respective Protocols.

For ( )	Against ( )	Abstain ( )

Justification of vote:

(V) Approval of the increase in the Company's capital stockand the issue of new shares in the Company in substitution for the shares issued by the Controlled Companies that will be incorporated into the Company's equity, in accordance with the above items and respective Protocols.

For ( )	Against ( )	Abstain ( )

Justification of vote:

(VI) Amend the Company's Bylaws, in their Article 5 to reflect the change in the Company's capital stock as a result of items "I" to "V" above.

For ( )	Against ( )	Abstain ( )

Justification of vote:

The term of validity of this power of attorney is 1 (one) month, as from this date.

São Paulo, ______ [•], 2009
Principal
p/p [•](certified signature)
Position: [•]

DECEMBER / 2009

CPFL ENERGIA

Corporate Communication
Board of Directors Advisory
Campinas-Mogi Mirim Route, km 2,5
Zip Code 13088-900 | Campinas | SP
cpfl@cpfl.com.br www.cpfl.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.